

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Halley Gilbert
Chief Legal Officer
CARGO Therapeutics, Inc.
1900 Alameda De Las Pulgas, Suite 350
San Mateo, CA 94403

> **Re:** **CARGO Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.1(a), 10.1(b), 10.2, 10.3, and 10.4**
> **Filed October 20, 2023**
> **File No. 333-275113**

Dear Halley Gilbert:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Benjamin A. Potter, Esq.